Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Central GoldTrust ("GoldTrust")

55 Broadleaf Crescent

Ancaster, Ontario, L9G 3P2

Item 2	Date of Material Change

November 26, 2015

Item 3	News Release

A news release disclosing the material change described herein was disseminated through Marketwired on November 26, 2015 and on November 30, 2015, and copies were subsequently filed under GoldTrust's profile on SEDAR at www.sedar.com. A copy of the news release issued on November 30, 2015 is attached hereto as Schedule "A".

Item 4	Summary of Material Change

GoldTrust announced that it entered into a definitive agreement with Purpose Investments Inc. ("Purpose"), Central Gold Managers Inc. (the "Administrator"), GoldTrust's administrator and certain other parties, pursuant to which, among other things, GoldTrust agreed to convert into a gold bullion exchange-traded fund (the "Definitive Agreement"), on the terms and subject to the conditions set forth in the Definitive Agreement. A complete copy of the Definitive Agreement was subsequently filed under GoldTrust's profile on SEDAR at www.sedar.com.

Upon the effective conversion of GoldTrust into a gold bullion exchange-traded fund (the "ETF"), the ETF is expected to trade in Canada and in the United States. It is expected that units of the ETF will be offered on a continuous basis at net asset value and that the ETF will provide for a cash redemption feature and a physical redemption feature enabling the exchange of units for physical gold bullion subject to certain conditions. A management information circular containing important information regarding GoldTrust's proposed ETF conversion will shortly be mailed to Unitholders and filed under GoldTrust's profile on SEDAR at www.sedar.com.

Item 5	Full Description of Material Change

On November 26, 2015, GoldTrust announced that it entered into the Definitive Agreement with Purpose and the Administrator regarding the proposed conversion of GoldTrust into an ETF. A complete copy of the Definitive Agreement was subsequently filed under GoldTrust's profile on SEDAR at www.sedar.com.

The following is a summary of certain provisions of the Definitive Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, provisions of the Definitive Agreement, a complete copy of which is available under GoldTrust's SEDAR profile at www.sedar.com.

General

The Definitive Agreement is dated as of November 26, 2015 and is made by and between Purpose, GoldTrust, the Administrator and certain other parties.

The Definitive Agreement provides for (i) certain comprehensive amendments to GoldTrust's Amended and Restated Declaration of Trust dated April 28, 2008 (the "Declaration of Trust") to effect the proposed conversion of GoldTrust into the ETF; (ii) effective upon the conversion of GoldTrust into the ETF, the provision of investment fund management, day-to-day administration, marketing and promotion services to GoldTrust by Purpose, pursuant to the terms of an agreement to be entered into (the "GoldTrust Management Agreement"); and (iii) effective upon the conversion of GoldTrust to the ETF, the provision of bullion asset inventory management and, at the option of the Administrator, daily valuation services to GoldTrust by the Administrator, pursuant to the terms of an agreement to be entered into (the "CGM Agreement") (collectively, the "Transaction").

Conditions Precedent to the Completion of the Transaction

Conditions in Favour of GoldTrust and the Administrator

The respective obligations of GoldTrust and the Administrator to complete the Transaction are subject to the satisfaction or waiver of the following conditions on or prior to the closing date of the Transaction:

a)	all of the representations and warranties of Purpose made in the Definitive Agreement shall be true and correct in all material respects as at the Effective Time (as defined in the Definitive Agreement) (except as (i) those representations and warranties may be affected by events or transactions (A) expressly permitted by the Definitive Agreement or (B) approved in writing by GoldTrust and/or the Administrator, as the case may be, or (ii) would not be reasonably expected to have a material adverse effect on the business, financial condition, assets or liabilities of Purpose or the ability of Purpose to complete the transactions contemplated by the Definitive Agreement);

b)	Purpose shall have complied with or performed in all material respects all of the obligations, covenants and agreements under the Definitive Agreement to be complied with or performed by it at or prior to the closing of the Transaction;

c)	the CGM Agreement shall have been executed and delivered by Purpose to the Administrator;

d)	the GoldTrust Management Agreement shall have been executed and delivered by the parties to such agreement;

e)	the requisite approval of the GoldTrust Unitholders of the Transaction shall have been obtained;

f)	all necessary approvals (including the requisite stock exchange approvals) required in connection with the Transaction shall have been obtained;

g)	no Applicable Law (as defined in the Definitive Agreement) shall have been enacted, which is likely to result in an Order (as defined in the Definitive Agreement) prohibiting the completion of the Transaction;

h)	Purpose shall not have breached any applicable covenants during the period prior to the closing of the Transaction (without giving effect to any materiality qualification contained in such covenants);

i)	on the date of closing of the Transaction, there shall be no active, pending or threatened litigation in any court or any proceeding or investigation by any Governmental Authority (as defined in the Definitive Agreement) in which it is or may be sought to restrain or prohibit consummation of the Transaction; and

j)	there shall be no adverse material change in the business, affairs, financial condition or operations of Purpose between the date of the Definitive Agreement and the date of closing of the Transaction.

Conditions in Favour of Purpose

The obligation of Purpose to complete the Transaction is subject to the satisfaction or waiver of the following conditions on or prior to the closing date of the Transaction:

a)	all of the representations and warranties of each of GoldTrust and the Administrator made in the Definitive Agreement shall be true and correct in all material respects as at the Effective Time with the same effect as if made at and as of the Effective Time (except as (i) those representations and warranties may be affected by events or transactions (A) expressly permitted by the Definitive Agreement or (B) approved in writing by Purpose, or (ii) would not have a Material Adverse Effect);

b)	each of GoldTrust and the Administrator shall have complied with or performed in all material respects all of the obligations, covenants and agreements under the Definitive Agreement to be complied with or performed by it at or prior to the closing of the Transaction;

c)	the CGM Agreement shall have been executed and delivered by the Administrator to Purpose;

d)	the GoldTrust Management Agreement shall have been executed and delivered by GoldTrust to Purpose;

e)	the requisite approval of the GoldTrust Unitholders of the Transaction shall have been obtained;

f)	all necessary approvals (including the requisite stock exchange approvals) required in connection with the Transaction shall have been obtained;

g)	no Material Adverse Effect shall have occurred since the date of the Definitive Agreement;

h)	none of GoldTrust or the Administrator shall have breached any applicable covenants during the period prior to the closing of the Transaction (without giving effect to any materiality qualification contained in such covenants);

i)	no Applicable Law shall have been enacted, which is likely to result in an Order prohibiting the completion of the Transaction; and

j)	on the date of closing of the Transaction, there shall be no active, pending or threatened litigation in any court or any proceeding or investigation by any Governmental Authority in which it is or may be sought to restrain or prohibit consummation of the Transaction.

Exclusivity

GoldTrust and the Administrator have agreed to immediately cease all existing discussions and negotiations, if any, with any other party in respect of any alternative transaction involving any of them and will not, directly or indirectly, permit any of their representatives to solicit, initiate, or encourage proposals or offers from, or participate in negotiations with, any third party, or provide information to any third party relating to any alternative transaction.

Management and Administration Fees; Revenue Sharing Structure

Following the completion of the Transaction, Purpose will be paid administration fees by GoldTrust pursuant to the GoldTrust Management Agreement to be entered into by GoldTrust with Purpose, which administration fees will be calculated on the same basis and would result in the same amounts as the administration fees currently payable by GoldTrust to the Administrator. On an ongoing basis, Purpose and the Administrator have agreed to share the administration fees, with their proportionate share to be determined on the basis of (i) the five-day average of the total net assets of GoldTrust ending on the date that is six months following the closing of the Transaction (the "Base AUM Level"); and (ii) on any date thereafter, the total net assets of GoldTrust less the Base AUM Level of GoldTrust as of such date (the "Growth AUM Amount"). Purpose and the Administrator have agreed that, out of the total administration fee to be paid by GoldTrust:

a)	for the first six months following the closing of the Transaction, 60% of the total administration fee will be paid to the Administrator, and 40% of the total administration fee will be paid to Purpose; and

b)	thereafter,

i.	60% of the total administration fee based on the Base AUM Level of GoldTrust shall be paid to the Administrator, and 40% of the total administration fee based on the Base AUM Level of GoldTrust shall be paid to Purpose; and

ii.	40% of the total administration fee based on the Growth AUM Amount of GoldTrust shall be paid to the Administrator, and 60% of the total administration fee based on the Growth AUM Amount of GoldTrust shall be paid to Purpose.

Notwithstanding the above arrangement, the Administrator and Purpose agree to a 25% reduction in their administration fees to a maximum of $1.9 million1 in savings. In addition, the GoldTrust Management Agreement shall contain certain put and call arrangements with respect to securities of Purpose relating to the fees under the CGM Agreement on the basis to be agreed upon by the parties to such agreements and as described in the letter of Purpose to the Administrator dated November 17, 2015, other than the item entitled “Equity Option for Purpose” in such letter.

Termination of Definitive Agreement

The Definitive Agreement may be terminated at any time prior to the Effective Time:

a)	by mutual agreement of all parties to the Transaction;

b)	by any of the parties to the Definitive Agreement if the closing of the Transaction has not occurred by 11:59 p.m. (Toronto time) on April 30, 2016, provided that no party may terminate the Definitive Agreement if it has failed to perform any one or more of its material obligations or covenants thereunder required to be performed at or prior to closing of the Transaction and closing has not occurred because of such failure;

c)	by Purpose if there has been a material breach of any provision of the Definitive Agreement by GoldTrust or the Administrator and such breach has not been cured within 10 business days following notice of such breach by Purpose;

d)	by GoldTrust or the Administrator if there has been a material breach of any provision of the Definitive Agreement by Purpose and such breach has not been cured within 10 business days following notice of such breach by GoldTrust and the Administrator;

e)	by any of the parties to the Transaction, if, following the conclusion of the Meeting, the requisite approval of the Transaction by the GoldTrust Unitholders is not obtained; and

f)	by Purpose, if prior to the Meeting:

i.	the Independent Trustees (as defined in the Definitive Agreement) fail to reaffirm their approval of the Transaction within three business days of any written request by Purpose (or, in the event that the Meeting shall be scheduled to occur within such three business day period, prior to the time of such Meeting);

1 Subject to pro-rata reduction based on exchanges or redemptions of Units during the first 30 days following the ETF Conversion.

ii.	the Independent Trustees withdraw, modify, change or qualify their approval or recommendation of the Transaction in any manner adverse to Purpose; or

iii.	the Independent Trustees or the Administrator recommend or approve, or publicly propose to recommend or approve, an alternative transaction.

Expenses of the Transaction

GoldTrust has agreed to bear and pay the costs and expenses incurred in connection with: (i) the preparation, review, printing and distribution of the Notice of Meeting and Information Circular and other written materials to be sent to Unitholders in connection with the special meeting of Unitholders scheduled for January 26, 2016 (the "Meeting"), and (ii) calling and holding the Meeting and any solicitation costs incurred with respect to the Meeting.

In addition, the Definitive Agreement provides for the distribution of expenses among the parties in the event that: (i) the Transaction is successfully completed; (ii) the Transaction is not successfully completed and (iii) the Transaction is terminated under certain circumstances described below.

In the event that the Transaction is successfully completed:

a)	Purpose shall bear and pay:

i.	the costs and expenses incurred by Purpose that relate to the LOI, the Definitive Agreement, the GoldTrust Management Agreement and the CGM Agreement (collectively, "Agreement Expenses");

ii.	an amount up to and including $300,000 of the costs and expenses relating to the Prospectuses (as defined below) and the Declaration of Trust, but excluding the Meeting expenses, that Purpose, GoldTrust and the Administrator, in the aggregate, incur with respect to the Transaction (collectively, "Other Transaction Expenses"), and

iii.	50% of any Other Transaction Expenses relating to the Transaction that Purpose, GoldTrust and the Adminsitrator, in the aggregate, incur, in excess of $300,000; and

b)	the Administrator shall bear and pay the remaining 50% of any Other Transaction Expenses relating to the Transaction that the parties, in the aggregate, incur, in excess of $300,000.

In the event that the Transaction is not successfully completed (except due to termination of the Definitive Agreement by Purpose in accordance with paragraphs (c) or (f) under "Termination of Definitive Agreement" above):

a)	Purpose shall bear and pay its Agreement Expenses with respect to the Transaction; and

b)	GoldTrust shall be responsible to bear and pay the Other Transaction Expenses that Purpose incurs with respect to the Transaction that have been pre-approved by GoldTrust.

In the event that Purpose terminates the Definitive Agreement in accordance with paragraphs (c) or (f) under "Termination of Definitive Agreement" above:

a)	GoldTrust shall bear and pay:

i.	the Other Transaction Expenses relating to the Transaction; and

ii.	up to and including $225,000 of the Agreement Expenses that Purpose incurs with respect to the Transaction.

b)	Purpose shall bear and pay:

i.	any amount in excess of $225,000 of the Agreement Expenses that Purpose incurs with respect to the Transaction.

Representations and Warranties

The Definitive Agreement contains a number of customary representations and warranties of each of the parties thereto relating to, among other things, status of the entity, due authorization and enforceability of, and board approval of the Definitive Agreement and the Transaction, and the business and affairs of each party thereto.

Conduct of Business

Each of GoldTrust and the Administrator has agreed that, prior to the closing of the Transaction, except with the written consent of the other or as expressly permitted by the Definitive Agreement, it will carry on its business in the ordinary course and in a manner consistent with past practice.

Other Covenants

Each of GoldTrust and the Administrator has agreed to a number of covenants in the Definitive Agreement, including to: (a) prepare a preliminary long form prospectus in accordance with National Instrument 41-101F2 – Information Required in an Investment Fund Prospectus and, if agreed to by GoldTrust and Purpose, a registration statement under the United States Securities Act of 1933, as amended (collectively, the "Prospectuses"), and complete certain matters ancillary thereto, including immediately filing the Prospectuses with the applicable securities regulatory authorities following completion of the Transaction; (b) use their commercially reasonable best efforts to obtain any requisite approvals from any applicable governmental authority or stock exchange; and (c) not take certain actions specified in the Definitive Agreement, including entering into any transaction or performing any act that might interfere with or delay the consummation of the transactions contemplated by the Definitive Agreement.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact:

J.C. Stefan Spicer, President and Chief Executive Officer

Telephone:	(905) 304-4653
Facsimile:	(905) 648-4196
E-mail:	info@gold-trust.com

Item 9	Date of Report

December 4, 2015

SCHEDULE "A"

NEWS RELEASE

Central GoldTrust Enters Into Definitive Agreement for ETF with Purpose

Preserve Your Ability to Consider the Superior ETF Conversion Alternative

DO NOT TENDER to Sprott’s Offer & WITHDRAW your Units if Tendered

Dear Fellow Central GoldTrust Unitholders, November 30, 2015

On November 26, 2015, Central GoldTrust (“GoldTrust”) entered into a new definitive agreement with Purpose Investments Inc. (“Purpose”), regarding the conversion of GoldTrust into a gold bullion exchange-traded fund (“ETF”) managed by Purpose and Central Gold Managers. The proposed ETF conversion, which is subject to unitholder approval, has the unanimous support of your Independent Trustees and represents an exciting opportunity for GoldTrust unitholders.

Purpose has current assets under management of over $1.4 billion across 17 funds and is one of Canada's most experienced ETF managers, with significant experience in managing and marketing bullion funds. Purpose’s predecessor company, Claymore Investments, which was acquired by BlackRock in 2012, managed the Claymore Gold Bullion Fund, which was successfully converted into an ETF in 2010. For further information on Purpose, we encourage unitholders to visit their website at www.purposeinvest.com.

The proposed conversion is expected to immediately result in the units trading in-line with net asset value (“NAV”), to eliminate any material future discounts to NAV and provide unitholders with significantly enhanced liquidity, consistent with other gold bullion ETFs. At the same time, unitholders will continue to benefit from GoldTrust’s low management fees, industry-leading bullion security and safeguards and its Canadian domiciled, tax-efficient structure.

Put simply: the proposed ETF conversion represents a clearly superior alternative for all GoldTrust unitholders compared to Sprott’s inadequate offer.

Anticipated Benefits of the Proposed ETF Conversion

➢  Expected elimination of material trading discounts to NAV;

➢  Maintains GoldTrust’s existing low management fees, which are 43% lower than Sprott[i];

➢  Retains GoldTrust’s industry-leading bullion security and safeguards, which are superior to those of Sprott;

➢  Provides unitholders with significantly enhanced liquidity;

➢  Creates a dual-listed (Canada and U.S.) physical gold bullion ETF;

➢  Allows for enhanced ability to grow as units will be continuously offered at NAV;

➢  Significantly improves marketing capability at no additional cost to unitholders;

➢  GoldTrust anticipates that the conversion should not have any material adverse tax effect on GoldTrust or its unitholders and should preserve      GoldTrust’s tax efficient structure; and

➢  Provides stewardship by highly experienced leaders in ETF management and bullion investment administration.

As an ETF, GoldTrust would be managed by Purpose and Central Gold Managers, GoldTrust’s current administrator. The Trustees believe that Purpose’s ETF management and marketing expertise will be beneficial to unitholders as GoldTrust transitions to the ETF structure. Importantly, GoldTrust’s management fees, which are 43% lower than Sprott’s, will remain the same after the conversion to an ETF1. In addition, to help compensate unitholders for the costs GoldTrust has incurred in defending unitholder interests with respect to Sprott’s hostile take-over bid, your Independent Trustees have agreed with Purpose and Central Gold Managers’ offer of a 25% reduction in their already low monthly management fees until such time as up to $1.9ii million of costs incurred have been recovered for the benefit of unitholders.

In order for unitholders to consider and vote on the proposed ETF conversion, GoldTrust has called a unitholder meeting to be held on January 26, 2016. A Trustees’ Information Circular will be sent to GoldTrust unitholders shortly and posted on the GoldTrust website. The Trustees’ Information Circular will provide full details of the required amendments to the Declaration of Trust, the reasons for and implications of the proposed ETF conversion, your Independent Trustees’ formal recommendation in support of the proposed ETF conversion and details of the arrangements with Purpose and Central Gold Managers.

Seven months and seven extensions later, Sprott’s inadequate offer has repeatedly failed to gain sufficient support from GoldTrust unitholders to achieve their minimum tender condition of 66 2/3% of all units outstanding. Sprott now plans to use the powers of attorney granted by tendering unitholders for a different purpose; namely to replace your Board of Trustees with Sprott insiders if more than 50.1% of the outstanding units of GoldTrust are tendered to their offer. If they are successful, you could be denied the opportunity to consider the superior alternative that your Independent Trustees are unanimously recommending.

Your Independent Trustees firmly believe that these unilateral changes to the intended use of the powers of attorney should not be allowed. However, by Order dated November 19, 2015, the Ontario Securities Commission required Sprott to provide additional disclosure to unitholders of the effect of the amendments to the powers of attorney granted to Sprott and their intended use by Sprott. Your Trustees fear the implications of this intended use of the powers of attorney has been buried in legalese in Sprott’s seventh notice of variation of their offer and will be missed or misunderstood by unitholders.

If you wish to consider your Trustees’ recommended alternative, WITHDRAW YOUR TENDERED UNITS IMMEDIATELY before December 7th, otherwise you may be denied the opportunity to vote for the proposed ETF conversion, which is a clearly superior alternative to Sprott’s offer.

Your Trustees are recommending the proposed ETF conversion because, unlike Sprott’s inadequate offer, they believe it is in the best interests of ALL unitholders. By contrast, Sprott proposes to use powers of attorney that were intended for a completely different purpose to replace your Independent Trustees with nominees that are truly conflicted; in fact, they are all employees or directors of Sprott. These conflicted replacement Trustees can only be counted on for one thing – to push Sprott’s self-serving agenda of replacing their declining assets under management and generating higher fee revenue for themselves.

At this critical juncture, the future of GoldTrust is in your hands. The only way to ensure that you have a chance to review and approve the unanimously recommended ETF conversion is to reject the Sprott offer. If you have tendered your GoldTrust units to Sprott, withdraw them immediately and thus revoke your power of attorney before December 7th. Time is of the essence – contact your broker or D.F. King immediately for instructions on how to withdraw your units and preserve your right to consider the superior alternative.

We thank unitholders for their patience and their continued support of Central GoldTrust.

Sincerely,

Bruce Heagle Chair of the Special Committee of the Board of Trustees	J.C. Stefan Spicer Founder, Chairman and CEO

For up to date information we strongly encourage unitholders to please visit

www.gold-trust.com or www.goldtrust.ca

Unitholders who have already tendered to Sprott’s offer can withdraw their units by contacting D.F. King & Co at 1-800-251-7519, or via email at inquiries@dfking.com

About Central GoldTrust

GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At November 27, 2015, the GoldTrust units were 99.9% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Additional Information and Where to Find It

The recommendation of the Trustees described herein with respect to Sprott’s offer is contained in the Trustees’ Circular dated June 9, 2015, which has been filed with Canadian securities regulatory authorities and is also contained in the solicitation/recommendation statement filed with the Securities and Exchange Commission (“SEC”). Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by GoldTrust with Canadian securities regulatory authorities since 2003 may be obtained without charge at http://www.sedar.com and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by GoldTrust may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the GoldTrust website at http://www.goldtrust.com/news.htm.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United States federal securities laws and “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to: the Trustees' intention to call a special meeting of Unitholders for the purpose of considering the proposed conversion, any anticipated steps or actions that Sprott might take using the amended powers of attorney, including the removal of GoldTrust's independent Trustees, the election of Sprott's own Trustee nominees and the completion of the Sprott offer, the reasons of the Board of Trustees for recommending to unitholders the rejection of Sprott’s offer, not taking any action with respect to Sprott’s offer, not tendering any units to Sprott’s offer and withdrawing any units already tendered to Sprott's offer; the anticipated costs, risks and uncertainties associated with Sprott’s offer, including any anticipated impacts on bullion security, governance and unitholder rights, potential tax risks, leverage to rising gold prices and fees to be collected by Sprott; the anticipated timing, mechanics, completion and settlement of Sprott’s offer; the value of the Sprott Physical Gold Trust units that would be received as consideration under Sprott’s offer; the ability of Sprott to complete the transactions contemplated by Sprott’s offer; any anticipated results or performance of Sprott Physical Gold Trust or any other affiliates of Sprott; any anticipated changes to the market price of Sprott Physical Gold Trust units or any other securities of Sprott and their affiliates; any anticipated future prices of gold and the units; and the proposed ETF conversion and related amendments to GoldTrust’s constating documents, the anticipated benefits thereof and the likelihood of such proposed transactions being completed on the terms outlined herein or at all. GoldTrust cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to GoldTrust’s beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

i The management expense ratio is calculated based on the administrative/management fees incurred over the twelve-months ended September 30, 2015, divided by the average end-of-month NAV for the same entity over the same period. This yields a management expense ratio of 0.35% for Sprott Physical Gold Trust and 0.20% for GoldTrust. Administration/management fees are taken directly from the respective financial statements of Sprott Physical Gold Trust and GoldTrust and historical monthly NAV data is sourced from Bloomberg.

ii Subject to pro-rata reduction based on exchanges or redemptions of units during the first 30 days following the ETF conversion.